Exhibit 99.1

LATAM Announces Four New Routes to Improve Latin American Connectivity

●	The group announced the start of flights between Bogota and Orlando, Guayaquil and Bogota, Santiago (Chile) and Porto Alegre, as well as Lima and Brasilia.

●	Additionally, a new frequency will be added on the Santiago (Chile)-Easter Island/Rapa Nui route, reaching 6 flights per week as of February.

●	Passenger traffic in January 2023 (measured in revenue passenger-kilometers - RPK) grew 24.9% compared to the same period in 2022, and operations measured in ASK (available seat-kilometers) increased 23.9%.

Santiago (Chile), February 9, 2023 - LATAM group reports updates on its operations announced in recent weeks, including new routes to start in 2023 to and from South America:

●	Bogota and Orlando, operated by LATAM Airlines Colombia, with daily flights starting in July.

●	Guayaquil and Bogota (operated by LATAM Airlines Ecuador) with 7 weekly frequencies starting in April.

●	Santiago (Chile)-Porto Alegre (operated by LATAM Airlines Group) with 3 weekly frequencies starting in April.

●	Lima and Brasilia (operated by LATAM Airlines Peru) with daily flights starting in April.

At the same time, a new frequency will be added on the Santiago (Chile)-Easter Island/Rapa Nui route, totaling 6 flights per week as of February.

Finally, as part of the Joint Venture with Delta Air Lines, the US airline announced that it will operate the seasonal route between New York (JFK) and Rio de Janeiro/Galeão (GIG) as of December 16 of this year.

January 2023 Operating Statistics

In January 2023, passenger traffic (measured in revenue passenger-kilometers - RPK) increased 24.9% compared to the same period of 2022, and the operation measured in ASK (available seat-kilometers) grew 23.9%. This implied that the load factor increased 0.7 percentage points, reaching 81.1%.

In cargo, the load factor was 51.0%, which corresponds to a decrease of 1.2 percentage points compared to January 2022.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	1
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

The following chart summarizes the operating figures for the month and year to date for LATAM’s main business units:

	January				Year to Date
LATAM AIRLINES OPERATIONS	2023	2022	% Change		2023	2022	% Change
LATAM AIRLINES PASSENGER OPERATIONS

REVENUE PASSENGER KILOMETERS (million)
SYSTEM	9,419	7,538	24.9%		9,419	7,538	24.9%
DOMESTIC SSC (1)	1,682	1,713	-1.8%		1,682	1,713	-1.8%
DOMESTIC BRAZIL (2)	3,327	2,963	12.3%		3,327	2,963	12.3%
INTERNATIONAL (3)	4,410	2,862	54.1%		4,410	2,862	54.1%

AVAILABLE SEAT KILOMETERS (million)
SYSTEM	11,609	9,371	23.9%		11,609	9,371	23.9%
DOMESTIC SSC (1)	2,070	2,130	-2.8%		2,070	2,130	-2.8%
DOMESTIC BRAZIL (2)	4,123	3,527	16.9%		4,123	3,527	16.9%
INTERNATIONAL (3)	5,416	3,713	45.9%		5,416	3,713	45.9%

PASSENGER LOAD FACTOR
SYSTEM	81.1%	80.4%	0.7	pp	81.1%	80.4%	0.7	pp
DOMESTIC SSC (1)	81.3%	80.4%	0.8	pp	81.3%	80.4%	0.8	pp
DOMESTIC BRAZIL (2)	80.7%	84.0%	-3.3	pp	80.7%	84.0%	-3.3	pp
INTERNATIONAL (3)	81.4%	77.1%	4.4	pp	81.4%	77.1%	4.4	pp

PASSENGER BOARDED (thousand)
SYSTEM	5,984	5,202	15.0%		5,984	5,202	15.0%
DOMESTIC SSC (1)	2,132	2,141	-0.4%		2,132	2,141	-0.4%
DOMESTIC BRAZIL (2)	2,847	2,492	14.2%		2,847	2,492	14.2%
INTERNATIONAL (3)	1,005	570	76.5%		1,005	570	76.5%

LATAM AIRLINES CARGO OPERATIONS

REVENUE TON KILOMETERS (Cargo) (million)
SYSTEM	303	267	13.5%		303	267	13.5%

AVAILABLE TON KILOMETERS (Cargo) (million)
SYSTEM	593	498	19.0%		593	498	19.0%

CARGO LOAD FACTOR
SYSTEM	51.0%	53.5%	-2.5	pp	51.0%	53.5%	-2.5	pp

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	2
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net

About LATAM Airlines Group S.A.

LATAM Airlines Group S.A and its subsidiaries are the principal group of airlines in Latin America present in five domestic markets in the region: Brazil, Chile, Colombia, Ecuador and Peru, in addition to international operations within Latin America and between it and Europe, the United States, and the Caribbean.

The group has a fleet of Boeing 767, 777, 787, Airbus A321, A320, A320neo and A319 aircraft.

LATAM Cargo Chile, LATAM Cargo Colombia, and LATAM Cargo Brazil are the LATAM group cargo subsidiaries. In addition to having access to the passenger cargo holds of the passenger affiliates aircraft, they have a fleet of 16 freighters, which will gradually reach a total of up to 21 freighters by 2023.

They operate on the LATAM group network as well as international routes that are solely used for shipping. They offer modern infrastructure, a wide variety of services and protection options to meet all customer needs.

For LATAM Cargo press inquiries, write to comunicaciones.externas@latam.com. More financial information is available at www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

Notes

(1)	Domestic SSC = Domestic passenger operations in Spanish speaking countries carried by LAN. Passenger statistics include domestic operations in Chile, Peru, Ecuador and Colombia.
(2)	Domestic Brazil = Domestic passenger operations of TAM in Brazil.
(3)	International = International passenger operations of LAN and TAM.

INVETSOR RELATIONS CONTACT INFORMATION
LATAM Airlines Group S.A.

Investor Relations	3
InvestorRelations@latam.com
Tel: (56-2) 2565-3844
www.latamairlinesgroup.net